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                                                                   EXHIBIT 99.02

First paragraph under the caption "Legal Proceedings" beginning on page 21 of the Quarterly Report on Form 10-Q of SSBH for the quarterly period ended June 30, 1999 (File No. 1-4346)


For information concerning a suit filed by Harris Trust and Savings Bank (as trustee for Ameritech Pension Trust) and others against Salomon Brothers Inc., and Salomon Brothers Realty Corporation, see the description that appears on the second and third paragraphs under the caption "Legal Proceedings" beginning on page 12 of the Annual Report on Form 10-K of SSBH for the year ended December 31, 1998 (File No. 1-4346), which description is included as Exhibit 99.01 to this Form 10-Q and incorporated by reference herein. In July 1999, the U. S. Court of Appeals for the Seventh Circuit reversed the denial of defendants' motion for summary judgment and dismissed the sole remaining ERISA claim against the Company.